SEC
Mail Processing
Section
MAR 01 2018
Washington DC
415

18006084

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67401

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSSC Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 West Big Beaver Raod
(No. and Street)

Troy (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Felicia Enea (248)244-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group P.C.
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy, Suite 800 (Address) Southfield (City) MI (State) 48034 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

**FINANCIAL STATEMENTS
AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION**

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**FOR THE YEAR ENDED
DECEMBER 31, 2017**

OATH OR AFFIRMATION

I, Felicia M. Enea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSSC Brokerage Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L. LAROSE
Notary Public, State of Michigan
County of Macomb
My Commission Expires Dec. 22, 2023
Acting in the County of Oakland

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm – Audit Report	
FINANCIAL STATEMENTS:	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5
SUPPORTING SCHEDULES:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Aggregate Indebtedness	10
Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3	11
Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption)	11
Report of Independent Registered Public Accounting Firm – ReviewExemption Report	12
Exemption Report	13

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CSSC Brokerage Services, Inc. (a wholly owned subsidiary of CSSC Service Solutions, Inc.) as of December 31, 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CSSC Brokerage Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of CSSC Brokerage Services, Inc.'s management. Our responsibility is to express an opinion on CSSC Brokerage Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSSC Brokerage Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company's continued operating losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

Supplemental Information

The supplemental schedules ("Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Aggregate Indebtedness" and "Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)") have been subjected to audit procedures performed in conjunction with the audit of CSSC Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of CSSC Brokerage Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR GROUP, P.C.

MRPR Group, P.C.

We have served as CSSC Brokerage Services, Inc.'s auditor since 2008.

Southfield, Michigan
February 28, 2018

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of CSSC Services and Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents - Note 1	$	106,914
Accounts receivable - Note 2:		
Brokers, dealers and clearing organization		26,837
Licensed registered representatives		5,002
Deposit - clearing organization		25,000
Prepaid expenses and other assets		1,136
Amounts due from related companies - Note 3		22,616
Deferred taxes - Note 4		8,323
Total assets	$	195,828

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, vendors	$	57,540
Commissions due licensed registered representatives		6,342
Total liabilities	$	63,882
Stockholder's Equity:		
Common stock, no par value, 60,000 shares authorized, issued and outstanding	$	176,000
Contributed capital		418,000
Retained earnings (deficit)		(462,054)
Total stockholder's equity	$	131,946
Total liabilities and stockholder's equity	$	195,828

See Notes to Financial Statements

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

Revenues:		
Commissions revenue - Note 1	$	420,744
Mutual fund trails 12B-1 revenue - Note 1		181,410
Other brokerage revenue - Note 3		450,409
Interest		888
Total revenues		1,053,451
Expenses:		
Commissions and clearing charges:		
Commissions paid to licensed registered representatives		131,624
Trading and clearing charges		85,434
Total commissions and clearing charges		217,058
General and administrative expenses - Note 3		874,440
Total expenses		1,091,498
Operating loss before provision for taxes		(38,047)
Provision for taxes - Note 4		(2,163)
Net loss	$	(40,210)

See Notes to Financial Statements

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Net Stockholder's Equity
Balances - December 31, 2016	$ 176,000	$ 418,000	$ (421,844)	$ 172,156
Net loss	-	-	(40,210)	(40,210)
Balances - December 31, 2017	$ 176,000	$ 418,000	$ (462,054)	$ 131,946

See Notes to Financial Statements

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

Cash Flows from operating activities	
Net Loss	($40,210)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accounts receivable - Brokers, dealers and clearing organization	5,857
Accounts receivable - Licensed registered representatives	11,110
Prepaid expenses and other assets	1,869
Amounts due from related companies	(6,187)
Deferred taxes	2,163
Accounts payable, vendors	53,931
Commissions due licensed registered representatives	(1,670)
Amounts due to related company	(25,117)
Net cash provided by operations	41,956
Net increase in cash and cash equivalents	1,746
Cash and cash equivalents at beginning of year	105,169
Cash and cash equivalents at end of year	$ 106,914

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Business Activities and Summary of Significant Accounting Policies

Business activities - CSSC Brokerage Services, Inc. (the "Company") was incorporated on February 28, 2001, under the laws of the State of Michigan and is a wholly owned subsidiary of CSSC Service and Solutions, Inc. (the "Parent"). The Parent was formed in 2015 and is a wholly owned subsidiary of Consulting Services Support Corporation (CSSC). Upon formation, the Parent acquired all of the shares the Company and various other subsidiaries of CSSC in exchange for all of the shares of the Parent given to CSSC. The Company is a securities broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company commenced operating activities in 2007.

The Company provides brokerage services through affiliated firms under long-term agreements. The affiliated firms are located throughout the United States with a significant presence in the eastern half of the country. The Company has a diverse client base of individuals, companies, non-profit entities, and institutional investors.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to valuing the accrued receivable due from Pershing, LLC, which is based on the value of assets under management at the close of the financial markets on the last business day of the year. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers deposits in checking and savings accounts to be cash and cash equivalents. All net proceeds from brokerage activity that are held at Pershing, LLC, the clearing organization which holds the Company's customer accounts, are also invested in cash or cash equivalents by Pershing, LLC on the Company's behalf. Cash and equivalents includes accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2017 there were no accounts with balances that exceeded FDIC limits.

Fair value of financial instruments approximates carrying amount – The Company's financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature.

Commissions and fees – The Company derives its revenue from concessions on the execution of purchases of load mutual funds, commissions from trading of other non-mutual fund investments, mutual fund trailing commissions (also known as 12B-1 fees), and various service fees and transaction charges (e.g. ticket charges).

NOTE 1 - Business Activities and Summary of Significant Accounting Policies - (Continued)

Revenue recognition for securities transactions - Commissions, concessions, revenues, and expenses are recorded on a trade-date basis as securities transactions occur.

Federal Income Taxes - The Company is included in the consolidated federal income tax return filed by its CSSC. Federal income taxes are calculated as if the Company filed on a separate return basis and the tax provision or credit is included in the intercompany account with CSSC. In accordance with FASB ASC topic "Income Taxes", deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. These differences are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

State Income Taxes – The Company files its own state and local tax returns with the exception of the Michigan Corporate Income Tax for which the Company is also included in a consolidated return filed by CSSC. State income taxes are provided for and the tax effects of transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The Company has not recorded any deferred state income taxes on its balance sheet as these amounts have been determined to be inconsequential.

Credit risk - In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit risk in the event the other party to the transaction is unable to fulfill its contractual obligation. Historically, these transactions have not had a material effect on the Company's financial condition.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(2)(ii) of the Rule.

Events occurring after reporting date – The Company has evaluated events and transactions that occurred between December 31, 2017 and February 28, 2018 which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - Accounts Receivable

The Company generally settles securities transactions within two business days in accordance with industry practice. This practice causes some transactions to execute in one period and settle in the following period. In order to properly record revenue on a trade date basis, the Company records a receivable in the current period for those trades that settle in the following period. At December 31, 2017, the entire amount of the Company's trade receivable was due from the clearing organization.

Based upon the long-term agreement with affiliated firms, the Company is entitled to reimbursement for fees and expenses incurred by the Company on behalf of licensed registered representatives. The Company records a receivable from licensed registered representatives in the period in which the Company initially pays the fees and expenses on their behalf, and continues to carry the receivable until it is paid by the licensed registered representatives or offset by revenue generated by the licensed registered representatives.

NOTE 3 - Related Party Transactions

The Company has entered into a Facilities and Equipment Lease Agreement and an Employee Lease Agreement with CSSC. In accordance with the terms of these agreements and related amendments, CSSC leases to the Company office space, furniture and fixtures, business equipment and provides supplies and communication services that are necessary for the Company's efficient operation and compliance with regulatory requirements established by the SEC and FINRA. CSSC also leases to the Company properly trained and licensed technical and support personnel who take direction from the appropriately licensed principals of the Company. All personnel leased by CSSC to the Company must adhere to licensing and administrative rules established by the SEC and FINRA. The annual cost of these leases was payable in twelve monthly payments. During the year ended December 31, 2017, the Company expensed $314,897 under the facilities and equipment lease, and $421,387 under the employee lease agreement. Both amounts were included in general and administrative expenses in the statement of operations.

The Company provides securities clearance and settlement services on behalf of customers of CSSC Investment Advisory Services, Inc. (IA). Certain investment advisory fees are collected from customer accounts through the clearing organization (Pershing, LLC), deposited in the Company's corporate level accounts at the clearing organization, and then remitted to IA throughout the year. During 2017, net investment advisory fees of $1,379,234 were remitted by the Company to IA. This amount was not treated as revenue in the Company's financial statements. The Company recorded $363,989 as fee revenue received from IA as payment for brokerage services and processing of the advisory fees.

NOTE 3 - Related Party Transactions – (Continued)

At December 31, 2017, the amount due from related companies of $22,616 included $16,429 for amounts due from CSSC for reimbursed purchase of a deferred tax asset from prior years. It also included $6,187 due from CSSC for the legal fees incurred on its behalf during 2017 and amounts received from affiliated firms for payment of debit balances.

NOTE 4 - Income Taxes

The current and deferred portions of the provision for taxes included in the statement of operations for the year ended December 31, 2017, as determined in accordance with the Income Taxes topic of the FASB ASC, are as follows:

	Current	Deferred	Total
Federal	$ -	$ 2,163	$ 2,163
State	-	-	-
Total	$ -	$ 2,163	$ 2,163

The tax effects of temporary differences that give rise to the deferred tax asset relate to capitalized start up expenses.

The Company has concluded that there are no uncertain Federal or state tax positions requiring recognition in the financial statements in accordance with the Income Taxes topic of the FASB ASC.

The Company's policy is to recognize interest and penalties related to income tax issues as components of income tax expense. The Company did not recognize or incur any accrual for interest and penalties relating to income taxes as of December 31, 2017.

The Company's U.S. federal income tax returns prior to 2014 are closed under the 3 year IRS statute of limitations. The State of Michigan returns are open for the past four years under the statute of limitations in Michigan. Other U.S. state jurisdictions have statutes of limitations ranging from 3 to 5 years. There are no tax returns currently under examination in any U.S. state jurisdictions.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $50,000 at December 31, 2017. The Rule further requires that the aggregate indebtedness, as defined, does not exceed fifteen times net capital at December 31, 2017.

At December 31, 2017, the Company's net capital was $94,869 which exceeded the minimum requirement by $44,869. The aggregate indebtedness was 67.34% of net capital (0.6734 to 1).

NOTE 6 – SIPC Assessment

The Company is a member of the Securities Investor Protection Corporation ("SIPC"). The SIPC assessment for year 2017 was $880.

NOTE 7 – Uncertainties, Contingencies and Risks

The Company is a respondent in an arbitration case filed with FINRA in which the claimant is seeking recovery of a $300,000 bond issued by CSSC. The Company settled an arbitration case filed with FINRA in which the claimant sought recovery of advisory fees owed by IA. The case was settled in 2017 with the Company paying $22,569 in advisory fees owed, interest and penalties. The IA reimbursed the Company for all amounts paid. Further, the Company has received a Wells notice from FINRA who has commenced an enforcement action against the Company and the Chief Executive Officer of CSSC. No provision has been made in the accounts for any liability for these contingencies. Any payments made from an adverse determination in these matters will be charged to earnings in the period of determination.

NOTE 8 – Going Concern

The Company has prepared its financial statements using the generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, the Company has continued to sustain losses from operations. Without a significant expansion of its client base, there is substantial doubt about the Company's ability to continue as a going concern within one year after issuance of these financial statements (February 28, 2018). It is management's plan in this regard to sell the assets of the Company during 2018.

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

1.	Total ownership equity	$	131,946
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		131,946
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deduction) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		131,946
6.	Deduction and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition		(37,077)
	B. Other deductions and/or charges		-
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities position		94,869
9	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-
10.	**Net capital**		94,869
13.	Net capital requirement		50,000
14.	**Excess net capital**	$	44,869

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$	63,882
19.	Total aggregate indebtedness	$	63,882
20.	Percentage of aggregate indebtedness to net capital		67.34%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by CSSC Brokerage Services, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER - DEALER UNDER RULE 15c3-3

DECEMBER 31, 2017

CSSC Brokerage Services, Inc. is exempt from the Computation for Determination of Reserve Requirement for Broker-Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and from customers on a fully disclosed basis with a clearing broker-dealer...".

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2017

CSSC Brokerage Services, Inc. has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii), and therefore no "Information for the Possession or Control Requirements" under that rule has been provided.

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

We have reviewed management's statements, included in the accompanying CSSC Brokerage Services, Inc. Exemption Report, in which (1) CSSC Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CSSC Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) CSSC Brokerage Services, Inc. stated that CSSC Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CSSC Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CSSC Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the express of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR GROUP, P.C.

MRPR Group, P.C.

Southfield, Michigan
February 28, 2018

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

CSSC BROKERAGE SERVICES, INC.
EXEMPTION REPORT

CSSC Brokerage Services, Inc. ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2) [ii]:

a. The Company as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CSSC Brokerage Services, Inc.

I, Philip J. Pliskin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

I, Jennifer LaRose, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: FinOp
2/28/18

By: ______________________
Title: Chief Compliance Officer, CSSC Brokerage Services, Inc.
2/28/18

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by CSSC Brokerage Services, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of CSSC Brokerage Services, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating CSSC Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CSSC Brokerage Services, Inc.'s management is responsible for CSSC Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount report in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetic accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

MRPR Group, P.C.

MRPR Group, P.C.

February 28, 2018
Southfield, Michigan

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001